March 18, 2025

Dimitri Elkin
Chief Executive Officer
Twelve Seas Investment Company III
2685 Nottingham Avenue
Los Angeles, CA 90027

        Re: Twelve Seas Investment Company III
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 6, 2025
            CIK 0002052243
Dear Dimitri Elkin:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement confidentially submitted March 6,
2025
Financial Statements
Notes to Financial Statements, page F-7

1. Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and revise accordingly.
 March 18, 2025
Page 2

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-
3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Stuart Neuhauser